UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                            Commission File Number: 000-25781
                                                      CUSIP Number: 64107U101

                          NOTIFICATION OF LATE FILING

(Check One):  [x] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
                           [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

                   NOTHING IN THIS FORM SHALL BE CONSTRUED TO
                         IMPLY THAT THE COMMISSION HAS
                       VERIFIED ANY INFORMATION CONTAINED
                                    HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

Net Perceptions, Inc.
Full Name of Registrant


Former Name if Applicable

7700 France Avenue South
Address of Principal Executive Office (Street and Number)

Edina, MN  55435
City, State and Zip Code

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[x] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

For the reasons described below, which could not be eliminated without unreasonable effort and expense, Net Perceptions, Inc. (the "Company") cannot timely file its Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2003.

As previously disclosed in the Company's definitive proxy statement on Schedule 14A (the "Proxy Statement") filed with the Securities and Exchange Commission (the "Commission") on February 12, 2004, due to the Company's deteriorating financial performance and other factors described in detail in the Proxy Statement, the Company's board of directors adopted a plan of complete liquidation and dissolution of the Company (the "Plan of Liquidation").

The Company has been diligently pursuing stockholder approval of the Plan of Liquidation, which has required the full attention of the Company's remaining employees. Accordingly, the Company did not have sufficient resources to commence the process of preparing the Form 10-K until after the special meeting originally convened on March 12, 2004 and reconvened on March 23, 2004 (the "Special Meeting"), at which the Company's stockholders voted on the proposal to approve and adopt the Plan of Liquidation. In addition, the Company believed it was advisable to defer preparation of the Form 10-K until after the Special Meeting in an effort to avoid unnecessary expense and preserve funds for distribution to stockholders in the event the Plan of Liquidation was approved, in which case the Company would have promptly filed a Certificate of Dissolution with the Delaware Secretary of State and a Form 15 with the Commission, and would not have been required to file the Form 10-K.

As previously disclosed in the Company's Current Report on Form 8-K filed with the Commission on March 23, 2004, the proposal to approve and adopt the Plan of Liquidation did not receive the affirmative vote of a majority of the total number of shares outstanding as of the record date for the Special Meeting required to approve the proposal. Accordingly, the Company is now proceeding expeditiously to prepare the Form 10-K and expects to file the Form 10-K within the time period specified in Rule 12b-25(b)(2)(ii).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas M. Donnelly                              (952) 842-5400
      (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [x] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [x] Yes    [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited revenues for the year ended December 31, 2003 decreased 50% to $2.6 million, from $5.2 million in the prior year. The Company's unaudited net loss for the year ended December 31, 2003 was $5.3 million (or $(0.19) per share) compared to $16.7 million (or $(0.61) per share) in the prior year. As previously disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, the Company is no longer actively marketing its products, resulting in declining revenues and decreased operating expenses related to sales and marketing. Decreased operating expenses have resulted in a corresponding improvement in net loss. As noted above, the amounts included herein are unaudited.

                             Net Perceptions, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 29, 2004       By:/s/ Thomas M. Donnelly
                                  ----------------------------------
                               Thomas M. Donnelly
                               President and Chief Financial Officer